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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:		Madeleine Joy Mateo
Todd Schiffman Jee Yeon Ahn Amit Pande

	Re:	Jefferson Capital, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 5, 2025 CIK No. 0002046042

Ladies and Gentlemen:

On behalf of Jefferson Capital, Inc. (the “Company”), we submit this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated May 19, 2025 (the “Comment Letter”), regarding the Company’s Draft Registration Statement on Form S-1, as submitted to the Staff on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 5, 2025 (the “Draft Registration Statement”).

The Company is concurrently publicly filing with the Staff the Registration Statement on Form S-1 (the “Registration Statement”), which reflects certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

May 23, 2025

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors

Our use of machine learning and AI technologies, page 44

1.	We note from your response to comment 1 that you adopted a governance policy for the use of artificial intelligence. Please disclose the substance of your response in this risk factor.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on pages 45 and 141.

Unaudited Pro Forma Consolidated Financial Information, page 64

2.	We note your disclosure on page F-40, and elsewhere, regarding transactions for the issuance of Senior Notes on May 2, 2025. Similarly, we note that you include disclosure within footnote 2 on page 60 that it appears you intend to include those notes in your Capitalization table. Please clarify and tell us whether you have included or intend to include pro forma information and adjustments that give effect to the Senior Notes in the May 2, 2025 transaction. Refer to 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not intend to include pro forma financial information and adjustments to give effect to the above-referenced Senior Notes in the section titled “Unaudited Pro Forma Consolidated Financial Information.” The Company instead intends to clearly present such impact in the capitalization table included in the section titled “Capitalization.”

The proceeds from the Senior Notes issued on May 2, 2025 were used to pay down the Revolving Credit Facility, resulting in the transaction being leverage neutral. Because the Senior Notes and the Revolving Credit Facility are consolidated on the balance sheet within the “Notes payable, net” line item, the Company believes the impact on the balance sheet from issuing the notes was immaterial to the overall balance sheet of the Company, except where it is presented further broken out into as in the “Capitalization” section.

The interest rate of the Senior Notes of 8.25% was not materially higher than the Revolving Credit Facility pricing such that the income statement impact of the notes would also not be material.

Portfolio Purchasing, page 71

3.	We note your disclosure that you occasionally purchase portfolios that are semi-performing and performing. Please define “semi-performing” portfolios and expand your discussion to explain how semi-performing loans differ from performing or nonperforming loans. Fully explain how you evaluate loan performance (e.g., credit quality assessment) and determine appropriate loan classification as nonperforming, semi-performing, and performing loans. Also, please quantify, here or in another appropriate location, the amount of semi-performing and performing portfolios for each of the periods presented or state that they are immaterial.

Response: The Company respectfully acknowledges the Staff’s comment and has provided definitions for nonperforming, performing and semi-performing to the Glossary. The Company also updated the disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model — Portfolio Purchasing” on pages  vi and vii and 74.

May 23, 2025

The Company advises the Staff that nonperforming loans consist primarily of loans that have been charged-off by the credit originator for accounting purposes. Typically, a charge-off can be recognized either by reason of excessive delinquency or due to a consumer-initiated insolvency process. If the former, the Company would consider the loan within its distressed business line, and if the latter, the Company would consider the loan within its insolvency business line. When a credit originator charges-off a loan for reason of excessive delinquency varies as some banks charge-off loans in as little as 90 or 120 days, whereas other credit originators can charge-off loans only after 180 days or even 360 days of contractual delinquency.

The Company occasionally evaluates and bids for portfolios that are purely performing loans where delinquencies are modest and credit performance is normal, and the credit originator is choosing to sell the loans because they are exiting a business line or a strategy. More common and a larger opportunity for the Company are situations where there is a high level of delinquency or other form of credit deterioration in a portfolio, such as restructurings of the loans or other forms of modification, even if the loans have not yet been charged-off, though many will be after the passage of incremental months. In these cases, the Company finds that its expertise in evaluating and managing charged-off accounts allows the Company to confidently manage a portfolio that has a higher level of credit risk than a buyer without that level of expertise would be comfortable with. The Company refers to these portfolios as semi-performing. Regardless of whether the portfolio consists of performing, semi-performing or nonperforming loans, all still can be purchased credit deteriorated loans. Often credit deterioration may have precipitated the reason for the loan sale, as was the case with Conn’s Portfolio where credit deterioration contributed to the causes of its bankruptcy filing. In such an instance, performing loans may be mixed with loans that are semi-performing or delinquent and restructured as well as a significant amount of charged-off or nonperforming loans, as was also the case with Conn’s, and with a high level of risk that more of the current loans will become delinquent over time and eventually need to be charged-off. In these cases, the Company can offer the seller the convenience of purchasing all its loan assets altogether.

The Company considers the amount of performing and semi-performing loans purchased to be immaterial in the periods indicated apart from the purchase of the Conn’s Portfolio in December 2024. Aside from the Conn’s Purchase, the Company did not purchase any other portfolios in the year ended December 31, 2024 that it considers to be semi-performing or performing, as all other accounts purchased in the year ended December 31, 2024 were previously charged-off for reason of excessive delinquency or insolvency.  In the year ended December 31, 2023, the Company purchased $8.4 million in portfolios that it considers to be semi-performing or performing, representing 1.6% of total purchases in the year ending December 31, 2023.  In the three months ended March 31, 2025, the Company also purchased $4.3 million in portfolios that it considers to be semi-performing or performing, representing 2.5% of total purchases in the three months ended March 31, 2025 which is not material.

The Company regularly evaluates the opportunity to purchase portfolios that include a mix of semi-performing and performing accounts, as well as nonperforming accounts, and that comprise all of a credit originators loan assets and believes it will find attractive opportunities to make more purchases like these going forward.

May 23, 2025

Non-GAAP Financial Measures, page 74

4.	Please tell us your consideration to present the income tax effects related to your adjustments to calculate and present Adjusted Net Income. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the income tax effects related to the adjustments to net income that are included in adjusted net income are shown in the pro forma financial tables included within the Non-GAAP Financial Measures section on pages 80 and 81.

Because the Company is not a C-corporation and does not recognize U.S. income tax expense prior to the Reorganization, and because the adjustments relate to financial items realized through U.S. entities, there are no income tax effects to the adjustments prior to considering the pro forma impact of the Reorganization.

In the Reorganization, there will be a tax effect to each of the adjustments to net income, and these are presented in the “Reorganization Adjustments” column for the year ended December 31, 2024 in the table shown on page80 and for the three months ended March 31, 2025 in the table shown on page 81. The adjustment for Canaccede Exit Consideration will not have a tax effect as it is not considered to be tax deductible, and no tax deduction was included for it in the tax effect included for the base net income shown in each table either.

Results of Operations, page 79

5.	We note your disclosure on page 80 regarding total portfolio revenue trends. Please revise to provide a discussion of specific revenue drivers and causes associated with changes in recoveries. Refer to Item 303(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on pages 85, 90 and 97.

Note 1. Organization, Description of Business and Summary of Significant Accounting

Policies, page F-19

6.	We note your disclosures on page F-19 and also page F-22 that you have purchased performing receivable portfolios (i.e., Conn's) that exhibited more-than-insignificant deterioration in credit quality at the time of acquisition and were accounted for as PCD assets under ASC 326. Further, your disclosure on page F-19 indicates that you believe you will successfully collect a significant portion where the consumer will pay on a normal schedule. Please provide us with an accounting analysis explaining the factors you considered, including but not limited to those described in ASC 326-20-55-57 through 60, in your determination that these meet the definition of PCD.

Response: The Company respectfully acknowledges the Staff’s comment, including analysis related paragraph ASC 326-20- 55-57 through 60. The Company determined the Conn’s portfolio purchase represented one collective pool with similar risk characteristics for purposes of assessing whether the financial assets represent PCD assets as of the date of acquisition~~.~~

In considering 55-57 through 60, the following characteristics were identified as relevant to the Conn’s portfolio purchase in concluding that the financial assets represent PCD assets:

a.            Financial assets that are delinquent as of the acquisition date;

b.            Financial asset that have been downgraded since origination; and

c.            Financial assets that have been placed on non-accrual status.

May 23, 2025

In evaluating the Conn’s portfolio total unpaid balances associated with receivables acquired were $567 million with a purchase price of $226 million. The significant discount paid for the pools is an indicator of significant deterioration of the portfolios acquired as evidenced with more than half of the borrowers being delinquent or having experienced an adverse credit event at the time of acquisition The discount of $340 million to par was attributable primarily to the credit mark of $251 million with the remaining portion attributable to the interest mark of $89 million.

In further consideration of ASC 326-20-55-4, the following criteria were considered in our analysis of the purchased portfolio.

ASC 326-20-55-4 a) The borrower’s financial conditions, credit rating, credit score, asset quality, or business prospects and borrower’s ability to make scheduled interest or principal payments.

At the time of acquisition, the borrower’s ability to make scheduled interest or principal payments was in doubt as 53.2% of the population was delinquent, had been delinquent at some point in time, the consumer credit score decreased from origination, or the terms of the loans were modified for non-payment. With the closing of the stores limiting the payment channels previously available to the consumers, this would further reduce the ability of the consumer to make scheduled interest or principal payments.

ASC 326-20-55-4 f) The volume and severity of past due financial assets and the volume and severity of adversely classified or rated financial assets.

From late 2020 to first quarter 2024 before Conn’s bankruptcy filing, charge-off trends show that, within like-for-like risk grades of the Conn’s portfolio, charge-off performance has continuously deteriorated with charge-off rates steadily increasing at a quicker rate than older vintages. This pattern is ongoing, and we would expect originations in all risk populations to have continued deterioration over time compared to underwriting. (See supporting charts below.)

ASC 326-20-55-4 h) The entity’s lending policies and procedures, including changes in lending strategies, underwriting standards, collection, write-off, and recovery practices, as well as knowledge of the borrower’s operations or the borrower’s standing in the community or environmental factors of a borrower and the areas in which the entity’s credit is concentrated.

One of the underlying credit products that was a revolving loan (store card) which allowed consumers to make purchases in stores. In June 2024, the lines of credit were frozen which prevented consumers from making future purchases, and loans were put into a paydown posture. This not only reduced the available credit of the consumers but reduced the utility and incentive to pay for the entire consumer population.

May 23, 2025

Consumers had access to in-store payment options, which simplified payment routines and allowed consumers to easily pay with cash. All stores were closed at the time of portfolio acquisition. The Installment Loan portfolio received approximately 25% of total payments, and the Revolving Loan portfolio received approximately 60% of payments via in-store channels prior to the Conn's bankruptcy filing in June 2024. The loss of these payment channels materially reduces consumers' ability to repay as easily and efficiently compared to when the loans were originated.

Based on these factors, the Company has determined that the entirety of the Conn’s Portfolio of Receivable Contracts is purchased credit deteriorated. We have revised the disclosure on F-24 to remove the statement “but the Company believes it will successfully collect a significant portion where the consumer will pay on a normal schedule”.

May 23, 2025

Note 4. Investment in Receivables, Net, page F-24

7.	We note that your purchases of $723,253 for the year ended December 31, 2024 appear to be inconsistent with the amount of negative allowance for expected recoveries of portfolios purchased during the period, totaled $497,189 as reflected in footnote 1. Please advise or revise your disclosure to clarify this discrepancy.

Response: The Company respectfully acknowledges the Staff’s comment and provides a reconciliation of the total purchases of $723,253 for the year ended December 31, 2024 with the negative allowance for expected recoveries of portfolios purchased during the period which totaled $497,189.

The purchases reported for 2024 of $723,253 includes $226,063 for the non-charged off portion of the Conn’s Portfolio Purchase as detailed in footnote 2 Acquisitions pages F-52 and F-54 which provides all disclosures for the acquired assets as required under ASC 326:

Unpaid principal balance of Conn’s portfolio	$566,696
Allowance for credit losses at time of acquisition	(251,317)
Non-credit discount	(89,316)
Non-charged off portion of Conn’s Portfolio Purchase	$226,063

Add:
Purchase price from page F-54 Note 4 Investment in receivables, net	497,189
Total purchases for year ended December 31, 2024	$723,252

The Conn’s Portfolio Purchase is included in the first table in footnote 4 as that table reflects all portfolio investments for fiscal year December 31, 2024. The second table includes only portfolio purchases of charged-off receivables that result in recognizing a negative allowance for expected recoveries upon acquisition due to the portion of unpaid balances greater than the fair value plus the discount accreted into revenue being charged off at the time of acquisition to comply with required disclosures under ASC 326.

Note 5. Credit Card Receivables, page F-27

8.	We note your disclosure on page F-24 that credit card receivables, net are considered short-term in duration. We also note your tabular disclosure of amortized cost basis credit card receivables by year of origination (vintage year) indicating that approximately 71% of your credit card receivables as of December 31, 2024 were originated in 2020 or prior. Please revise your disclosures to clarify the distinction or potential inconsistency between the two sections. Also, please explain how you determined the year of origination under ASC 326-20-50-6, including how you defined the origination date for credit card receivables (e.g., borrowers can utilize, repay, and reuse available credit over time).

Response: The Company respectfully acknowledges the Staff’s comment regarding the disclosure on page F-24 that credit card receivables, net are short-term in duration.

May 23, 2025

In the tabular disclosure on pages F-32 and F-57 of the amortized cost basis credit card receivables by year of origination (vintage year) as part of footnote 5 Credit Card Receivables indicates that 71% of the credit card receivables as of December 31, 2024 were originated in 2020 or prior. Under ASC 326-20-50-6, the Company presents the vintage as it relates to the origination date for credit card receivables as the initial date of card issuance where borrowers can utilize, repay, and reuse available credit over time, not the date of acquisition. The balances of the cards fluctuate over time as they are revolving lines of credit and are much shorter in duration. We can also reduce or increase credit lines for customers based on their performance. For this reason, the credit card receivables, net are considered to be short-term for purposes of the fair value measurement analysis in footnote 3~~.~~ The tabular disclosure on pages F-32 and F-57, is a supplemental disclosure which is not required for revolving credit lines under ASC 326. Therefore, the footnotes have been updated to condense the disclosure.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

David Burton, President and Chief Executive Officer, Jefferson Capital, Inc.

Christo Realov, Chief Financial Officer and Treasurer, Jefferson Capital, Inc.

Matthew Pfohl, Esq., Chief Administrative Officer, General Counsel and Secretary, Jefferson Capital, Inc.

Erika L. Weinberg, Esq., Latham & Watkins LLP